Exhibit 99.1

Fortuna provides an update on the status of the royalty claim at the

San Jose Mine, Mexico

Vancouver, May 28, 2021: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on the status of the royalty claim on one of its extracting mining concessions at the San Jose Mine located in Oaxaca, Mexico.

In early February 2020, the Company began legal proceedings (the “Amparo Proceedings”) to contest the initiation of a cancellation procedure taken by the Dirección General de Minas (“DGM”) on one of the Company’s mining concessions, if a royalty claimed by the Mexican Geological Service (the “SGM”) was not paid (refer to Fortuna news releases dated January 29 and March 5, 2020).

Effective May 27, 2021, the DGM provided notice to the Company of the termination of the cancellation procedure, as it has determined that the required cause for cancellation of the concession was not established.   As a result, the Company has discontinued the Amparo Proceedings in the Collegiate Court in Mexico.

In light of these constructive developments, the Company is now engaged in goodwill discussions with the SGM to reach an agreement to the satisfaction of both parties with respect to the royalty claim.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico, and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

E: info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s discussions with the SGM, and the potential for the Company to ultimately be required to pay the disputed royalty, or how the Company would satisfy such payment and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, that the Company may be unsuccessful in its discussions with the SGM and may ultimately be required to pay the amount of the disputed royalty plus VAT; the duration and effects of COVID-19, and any other pandemics on our operations, production and workforce, and the effects on global economies, governments, courts and society, actual results of production and exploration activities; changes in general economic conditions and financial markets; changes in prices for gold, silver and other metals; fluctuation in foreign exchange rates; any extension of the currency controls in Argentina; technological and operational hazards in Fortuna’s mining and mine development activities; delays in commissioning at Lindero; delays in achieving steady production and commencement of commercial production at Lindero; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding success in its legal and administrative proceedings which is based upon advice from independent law firms, expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that the Company will be successful in its legal proceedings or that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.